June 23, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn: H. Christopher Owings

Re:	Boardwalk Pipeline Partners, LP Comment Letter dated June 2, 2011 Form 10-K for the fiscal year ended December 31, 2010, filed February 18, 2011, and
Form 10-Q for the fiscal quarter ended March 31, 2011 File No. 001-32665

VIA EDGAR FILING AND FACSIMILE TRANSMISSION – 202-772-9202

Dear Mr. Owings:

This letter sets forth the responses of Boardwalk Pipeline Partners, LP a Delaware limited partnership, (the “Company” or the “Registrant”), to the comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated June 2, 2011 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2011 (File No. 001-32665) (the “Form 10-Q”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.  References in the text of the responses herein to captions and page numbers are to the captions and pages numbers in the respective Report.  Capitalized terms used in this letter and not otherwise defined herein have the meanings given to them in the respective Report.

Item 1.  Business, page 3

1.	Please provide an organizational chart illustrating the relationships between you, your subsidiaries, and your general partner and provide us with your proposed disclosure.

Response:  The following diagram contains an overview of the Registrant’s organizational structure.

9 Greenway Plaza, Suite 2800 Houston, Texas 77046 713.479.8000

Mr. H. Christopher Owings
United States Securities and Exchange Commission
June 23, 2011

The Registrant has reviewed its disclosures in the Introduction paragraph of Item 1. Business and the requirements set forth in Item 101 of Regulation S-K.  Based on this review, the Registrant respectfully submits that its disclosures adequately describe the material components of its organizational structure and that the inclusion of an organizational chart would not improve investor understanding of those material components.

2.
For each of your last three completed fiscal years, please disclose your revenues from external customers, a measure of profit or loss and your total assets. Alternatively, provide a cross reference to an appropriate place in the financial statements containing this information. See Item 101(b) of Regulation S-K and provide us with your proposed disclosure.

Response:  The Registrant acknowledges the Staff’s comment.  The Registrant has disclosed the referenced items in its financial statements and Item 6 of its Form 10-K through disclosure of total operating revenues (all of which are from external customers), net income and total assets.  The Registrant proposes to include a cross reference to information contained in the financial statements and Item 6 of Form 10-K in future filings.

Competition, page 6

3.
We note your statements in the first paragraph of this section that “competition has become stronger in [your] market areas” and that “regulators’ continuing efforts to increase competition in the natural gas industry have increased the natural gas transportation options of [your] traditional customers.” Please provide an estimate of the number of your competitors and briefly describe the way(s) in which the changing competitive conditions mentioned in your disclosure will affect that way(s) in which you compete. Please provide us with your proposed disclosure.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
June 23, 2011

Response:  The Registrant has complex pipeline systems and competes with numerous companies that provide natural gas transportation and storage services at numerous locations along those systems.  The Registrant also competes with pipelines which are attached to new gas supply sources that are being developed closer to some of its traditional market areas and that customers can access through third-party pipelines.  For these reasons, the Registrant respectfully submits that a disclosure identifying the number of potential competitors would not provide meaningful information.

The rates that the Registrant is able to charge are influenced by many factors, including alternatives available to customers as well as available basis spreads.  Basis spreads represent the difference in pricing of natural gas between supply basins, pooling points and market areas. Wider basis spreads between two locations generally allow for pipeline companies to charge more for their transportation services, increasing their revenues and profitability. Alternatively, narrower basis spreads could reduce the amount shippers are willing to pay to transport natural gas and therefore reduce revenues and profits for the pipeline company. These effects are more pronounced with short-term firm and interruptible services as further discussed below and in the Registrant’s response to Comment 5.

Basis spreads are affected by economic and other factors beyond the Registrant’s control, such as the availability and supply of natural gas, competition from other pipelines, including pipelines under development, available pipeline capacity between locations, storage inventories, regulatory developments, weather and general market demand in the respective areas.  These factors affect each of the pipelines attempting to compete to service a particular transportation need.  Therefore, in many cases, other elements of competition such as flexibility, terms of service and reliability are key differentiating factors between competitors.  This is especially the case with capacity being sold on a longer-term basis.  The Registrant is focused on finding opportunities to adjust its competitive profile in these areas by increasing the flexibility of its pipeline systems to meet the demands of customers, such as power plants, and continually reviewing its services and terms of service to offer customers enhanced service options.  In future filings, to the extent competitive conditions change, the Registrant will provide disclosure which addresses those changes and the impacts of those changes on the way(s) in which the Registrant competes.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 24

Competition and Contract Renewals, page 24

4.
Items 303(a)(1) and (2) of Regulation S-K state that you should discuss any known trends or any known demands, commitments, events or uncertainties that will result in or are reasonably likely to impact your liquidity in any material way. Please expand your disclosure to discuss the current and potential future impact on your liquidity and capital resources of the trends you have identified regarding your basis spreads. In this regard, we note your statements in the first paragraph of this section that “new sources of natural gas have created changes in pricing dynamics between supply basins, pooling points and market areas” and that “as a result of the increase in overall pipeline capacity and new sources of supply, in 2009 basis spreads on [your] pipeline systems began to narrow . . .[the] trend continued into 2010, although in the latter part of 2010 basis spreads on [your] pipeline spreads improved.” Please disclose the consequences of this reduction in basis spreads on your financial condition and quantify this impact to the extent reasonably practicable. Also provide an approximate timeline upon which you anticipate these reductions in basis spreads will affect your financial condition and disclose the assumptions underlying this estimate, and the likelihood that any such assumptions will change. Please provide us with your proposed disclosure. This comment also applies to your Form 10-Q for the fiscal period ended March 31, 2011.

Response:  Basis spreads are affected by many factors as discussed in the Registrant’s response to Comment 3.  Current market conditions impact short-term basis spreads and those conditions influence market participant perceptions of future pricing trends.  The Registrant is unable to predict future basis spreads, the timing of future changes in basis spreads or to quantify the future impact on its liquidity, capital resources or financial condition.  In the Form 10-K, the Registrant disclosed that its revenues from short-term firm and interruptible services for 2010 compared to 2009 were lower by $13.7 million primarily as a result of narrowing of basis spreads.  For the first quarter of 2011 as compared with the first quarter of 2010, revenues from short-term firm and interruptible services were relatively flat due to unusually cold weather in 2011 which favorably impacted basis spreads.  While the lower revenues in the 2010 period as compared to 2009 resulted in reduced cash flows, they did not impact the Registrant’s liquidity, capital resources or financial condition in a material way.  As discussed further in the Registrant’s response to Comment 5, it is not possible for the Registrant to quantify the impact or provide a timeline in which the Registrant believes that basis spreads will impact its financial condition.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
June 23, 2011

5.
We note your disclosure in the second paragraph of this section that “marketing [your] available capacity and renewing expiring contracts [has] become more difficult.” Please provide additional disclosure regarding this trend, including the ways in which renewing your contracts have become more difficult and quantify, to the extent practicable, this impact on your financial condition. We also note your disclosure here, and elsewhere in your filing that your short-term capacity availability has decreased, due to an increase in long-term capacity commitments. Please discuss the impact, if any, of this change in the mix of services on your overall business plan, including whether the basis spreads pertaining to short-term and long-term capacity contacts differ. Please provide us with your proposed disclosure. This comment also applies to your Form 10-Q for the fiscal period ended March 31, 2011.

Response:  In future filings, to the extent the current trend in basis spreads continues, the Registrant will provide disclosure substantially similar to the following underlined disclosure:

The narrowing of basis spreads on our pipeline systems, which began in 2009, has made renewing expiring long-term firm transportation contracts more difficult because, as basis spreads decrease, customers typically seek longer-term agreements at lower rates.  However, changing basis spreads do not have as significant or immediate an impact on long-term firm agreements as they do on short-term or interruptible services because long-term agreements are also influenced by other factors, such as baseload supply needs, certainty of delivery, predictability of long-term costs, the ability to manage those costs through the capacity release mechanism and the terms of service.

In light of the numerous factors that impact the Registrant’s contracting efforts, including basis spreads and the other factors noted above, it is not possible for the Registrant to quantify the impact of changing basis spreads on its future contracting activities or financial condition.

The Registrant recently completed a multi-year, $5 billion pipeline expansion for which its customers, mainly producers of natural gas, contracted for capacity under long-term firm transportation agreements.  Pursuant to these agreements, the pipeline capacities reserved by some producers ramped up between 2008 and 2010.   As a result, during that time there was uncommitted capacity on those pipelines and the Registrant was able to sell that capacity on a short-term or interruptible basis. This incremental capacity decreased as the long-term capacity commitments ramped up.  Overall, as a result of the addition of these new pipeline expansions to the Registrant’s system, the Registrant now realizes a significantly higher proportion of its revenues from long-term firm agreements than it had in the past.

The Registrant regularly discloses the composition of its revenues, including the portion derived from firm contracts and interruptible contracts, the weighted average length of its firm contracts and the percentage of revenues derived from actual volumes transported (or utilization) on firm and interruptible contracts.  For example, the percentage of revenues derived from firm and interruptible contracts and the percentage derived from actual volumes transported were included on page 3 of the Registrant’s Form 10-K.  The weighted average contract life of the Registrant’s firm contracts was updated on page 26 in the Form 10-Q.  These measures are not highly volatile on a short-term basis due to the current tenor of the Registrant’s contract portfolio and the fee-based nature of a high percentage of the Registrant’s revenue stream.  The Registrant will update its disclosures to the extent material changes in the composition of its revenues occur.  See the Registrant’s responses to Comments 3 and 4 for more information regarding basis spreads.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
June 23, 2011

Item 11. Executive Compensation, page 94

Compensation Discussion and Analysis, page 94

6.
Please include the disclosure required by Item 402(s) of Regulation S-K. In this regard, we note your statement in the second paragraph on page 94 that in developing your executive compensation plan you have “considered whether [your] compensation policies and practices could possibly introduce material risks to [your] business” but that you do not provide any additional narrative disclosure regarding the effect of your compensation policies on risk-management incentives and risk-taking activities. Please provide us with your proposed disclosure.

Response:  The Registrant has considered whether its compensation policies and practices could result in material risks to its business.  The Registrant’s compensation programs do not encourage excess risk taking, but reward achievement of short-term and long-term financial and strategic objectives through a balanced mix of compensation components and through the use of multiple partnership performance factors.  The Registrant has concluded that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Registrant.

In future filings, the Registrant will provide additional narrative disclosure regarding the effect of its compensation policies on risk-management incentives and risk-taking activities to the extent appropriate.  To the extent the Registrant concludes that its compensation programs do not create risks that are reasonably likely to have a material adverse effect on the Registrant, the Registrant will provide disclosure substantially similar to the following underlined disclosure:

Risk Assessment

 We have reviewed our compensation policies and practices for all employees, including executive officers, and determined that our compensation programs are not reasonably likely to cause behaviors that would have a material adverse effect on the Partnership.  In arriving at this determination, the Board considers potential risks when reviewing and approving both executive level and broad-based compensation programs. We have designed our compensation programs, including our incentive compensation plans, to minimize potential risks while rewarding employees for achieving long-term financial and strategic objectives through prudent business judgment.  In particular, the design of our compensation programs provide a balanced mix of cash and equity-based, annual and longer-term incentives, which are discretionary and subject to the Board’s evaluation of Partnership performance metrics as well as individual contributions to our performance.  Further, awards of incentive compensation are not purely formula driven, and the Board retains full discretion with regard to increasing or decreasing total compensation or any element of total compensation.

Base Salary, page 95

7.
We note that you compared your base salary amounts to the median base salary amounts set forth in the Towers Database and adjusted the salaries of Messrs. Gafvert, Buskill, Cody, and McMahon upwards by amounts ranging from 8% to 31%. We also note that “[i]n determining the size of the long-term incentive awards granted in 2010, [you] referred to the Towers Database to assess the reasonableness of the grants in relation to the market median value.” As it appears that you are engaged in benchmarking, please identify the benchmarks used in determining various components of your executive compensation packages, as well as the components of such benchmarks, including component companies. See Item 402(b)(2)(xiv) of Regulation S-K and provide us with your proposed disclosure.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
June 23, 2011

Response:  While our general compensation policy for our executive officers is to provide our named executive officers compensation that is reasonable relative to compensation amounts offered at similarly-sized companies in the energy industry, we do not benchmark or target specific percentiles of individual compensation components relative to survey data.  In 2010, we reviewed market compensation data in the 2010 Towers Watson U.S. Compensation Data Bank Energy Services Executive Database (the “Towers Database”) and the 2010 US Mercer Total Compensation Survey for the Energy Sector (the “Mercer Survey”). However, actual compensation decisions for individual compensation components were the result of the Board’s subjective analysis of a number of factors, including the officer’s experience, skills and responsibilities, the amount of the officer’s current and prior compensation, as well as the amounts necessary to further our retention efforts.  In our evaluation of compensation, we generally review survey data to confirm that total direct compensation is reasonable, in the Board’s subjective view, relative to the median of a similarly situated officer, without necessarily focusing on the individual components of compensation or targeting our compensation to fall within a specific percentile of median compensation as reported in the survey data.  For more information on how officer compensation is determined, please refer to the proposed disclosures below.

In future filings, to the extent that we use market data, we will provide additional narrative disclosure regarding the manner in which we use market data.  However, because we do not attempt to benchmark our compensation to the market data, we believe that disclosing the component companies in the survey data is not material information for our investors.  In particular, the survey data was not drawn from a self-constructed peer group. Rather, the survey data was compiled from two broad energy industry compensation surveys.  The compensation survey data we reviewed was compiled from companies that are engaged in various segments of the energy industry, with compensation survey data for the Towers Database containing approximately 30 companies with revenues ranging from $1 billion to $3 billion and compensation survey data for the Mercer Survey containing approximately 70 companies with revenues ranging from $1 billion to $5 billion.  For these reasons, we propose to not modify our future disclosures to include disclosure of the names of the participants in the surveys.  Rather, we will provide disclosure regarding the nature of the participants included in the survey.

Accordingly, to the extent appropriate, we will provide additional disclosure substantially similar to the following underlined disclosure:

Market Analysis

     When determining the appropriate amounts of individual compensation components, the Board considers a number of factors, including the individual officer’s skills, experience and responsibilities, the amounts of current and prior compensation as well as the appropriate amounts necessary to further our retention efforts.  We do not determine compensation by benchmarking, or targeting our compensation to fall within a specific percentile of median compensation as reported in compensation surveys.  However, our compensation practices must be competitive in order to attract and retain executives with the ability and experience necessary to provide leadership and to deliver strong performance to our unitholders.  From time to time, we may review market compensation data to assess the reasonableness of our compensation practices, but when making compensation decisions, the Board considers all information available, including the factors listed above, with the final amounts of compensation to be ultimately determined in the discretion of the Board. This process allows us to achieve one of our primary objectives of maintaining competitive compensation to ensure retention and rewarding the achievement of company objectives to align with unitholder interest.

With respect to our 2010 compensation decisions, we used the 2010 Towers Watson U.S. Compensation Data Bank Energy Services Executive Database (“Towers Database”) and the 2010 US Mercer Total Compensation Survey for the Energy Sector (the “Mercer Survey”) to conduct a market-based review of total direct compensation, which we define as the sum of base salary, short-term incentives and long-term based incentives. The compensation survey data we reviewed was from approximately 100 companies that are engaged in various segments of the energy industry, with revenues ranging from $1 billion to $5 billion.

     We determined a median market total direct compensation amount for each officer position, which was equal to (i) average median base salary (representing the average of the Towers Database and the Mercer Survey median base salary amounts), plus (ii) short-term annual cash incentive awards, plus (iii) long-term incentive awards. Our general objective was to assess each officer’s total direct compensation for reasonableness in relation to the median amount for similarly situated officers.  We did not set specific target percentiles for either total direct compensation or the individual compensation components.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
June 23, 2011

Base Salary

The base salaries of our Named Executive Officers were not changed during 2009 or 2010, with the exception in 2009 of Mr. Cody, who received a salary adjustment in connection with his promotion to Chief Operating Officer. However, after our review of the average median base salary amounts ~~2010 Towers Watson U.S. Compensation Data Bank Energy Services Executive Database (Towers Database)~~ and giving consideration to our not providing salary increases over a two-year period, the Board determined it would be appropriate to increase base salaries effective January 1, 2011.  As discussed above in “Market Analysis”, the Board considers a number of subjective factors in making its compensation decisions, as well as the impact of base salary amounts on total direct compensation for each officer. In determining the amount of the increases, the existing base salary amounts were compared with the average ~~market~~ median base salary amounts ~~shown in the Towers Database~~. In light of this review, ~~T~~the Board determined that it was appropriate to increase base salaries to amounts that were closer to the market median to further our retention efforts with respect to these key employees, but specific percentiles in relation to the median amounts were not targeted.  Accordingly, the base salary of Mr. Gafvert was increased by 31% and the base salaries of Messrs. Buskill, Cody and McMahon were increased by amounts ranging from 8% to 18%.  The size of these increases was deemed reasonable by the Board in its subjective view.

Long-Term Incentive Awards - UARs and Long-Term Cash Bonuses. We grant UARs and Long-Term Cash Bonus awards under our UAR and Cash Bonus Plan to encourage superior performance, attract and retain employees who are essential for our growth and profitability and to encourage those employees to devote their best efforts to advancing our business over both long and short-term time horizons.  For 2010, approximately 70% of the value of our long-term incentive compensation was awarded in the form of UARs, with the remainder awarded as Long-Term Cash Bonus awards. We believe that this mix supports our compensation strategy. In particular, providing a higher percentage of the award as UARs serves to better align the interests of our Named Executive Officers with our unitholders over the long-term. In determining the size of the long-term incentive awards granted in 2010, the value of the officer’s prior long-term incentive awards was considered, as well as the impact of the value of long-term incentive awards on total direct compensation in relation to the market median value from the Towers Database to assess the reasonableness of the grants ~~in relation to the market median value~~.

Please also see the first paragraph of our proposed additional disclosure in our response to comment 8 below in which we clarify that we did not use survey data to determine potential payouts under our annual cash incentive compensation plan.

8.
Please describe how you calculated annual cash incentive compensation for each executive officer, including how you measured performance goals against actual performance. For example, describe how you applied the performance measures listed on page 96 to calculate the incentive compensation of your chief executive officer. Also disclose the way(s) in which you evaluate individual performance and contributions to the partnership and the way(s) in which such evaluation translates to compensation. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.

Response: In future filings we will provide additional narrative disclosure to describe how we calculate annual cash incentive compensation for each executive officer, including how we measured performance goals against actual performance.  For example, to the extent appropriate, we will provide additional disclosure substantially similar to the following underlined disclosure:

Mr. H. Christopher Owings
United States Securities and Exchange Commission
June 23, 2011

STI Awards.  An STI Award is an annual incentive cash award, the payout of which is based on the Board’s subjective analysis of our performance and the performance of our Named Executive Officers during the year. At the beginning of the year, each Named Executive Officer is assigned a target amount, which is established as a percentage of the officer’s base salary.  The plan provides that payouts under the STIP can range from zero to 200% of the target amount, with 50% of the payout determined after taking into account our Partnership’s performance and 50% based on individual performance.  The target and maximum potential payouts under the STIP as well as the allocation between Partnership and individual performance were determined in the discretion of the Board.  In determining the target amount of the STI Awards, the Board considered (i) the value of each officer’s prior STI Awards, and (ii) the potential value of these awards on the total direct compensation for each officer.  The following are the target potential payout amounts that were established in 2010 for our Named Executive Officers:

Name	Base Salary	2010 STI Target %	Total 2010 Potential Cash Compensation Assuming Target STI Payout
Rolf A. Gafvert	$325,000	150%	$487,500
Jamie L. Buskill	$300,000	75%	$225,000
Brian A. Cody	$255,000	100%	$255,000
Michael E. McMahon	$240,000	100%	$240,000

At the end of each year, when determining whether to pay an STI Award, the Board considers recommendations made by the CEO which are based on his subjective evaluation of whether, and to what extent, our Partnership met its performance goals during the year. He also makes recommendations based on his subjective assessment of the individual performance of each of the other Named Executive Officers. Any STI Award paid to the CEO is determined by the Board based upon a similar review without input from the CEO.

Our partnership performance goals are based on objectives that we believe reflect a well-rounded view of our performance. However, these goals are not tied to any specific targets and our achievement of these goals is ultimately determined by the Board in its sole discretion. For 2010, the following general objectives, which we refer to as Partnership Performance Goals, were established by the CEO and approved by the Board:

•	Operate without a significant safety incident and provide reliable firm transportation and storage service;
•	Deliver strong financial performance as measured by key financial metrics including distributable cash, return on investment and EBITDA;
•	Successfully complete capital projects in a timely and cost effective manner;
•	Utilize Boardwalk’s assets to improve operating efficiencies and maximize growth opportunities;
•	Successfully renegotiate or remarket existing contracts that are terminating; and
•	Pursue growth projects, while managing risk, allowing for the long-term stable growth of distributions to our investors.

As discussed under Executive Summary, in light of the achievements of our Partnership in 2010, the Board determined that we met a significant portion of our Partnership Performance Goals, which resulted in 80% of the partnership performance portion of each STI Award being paid.

The Board also subjectively considered the contributions of our Named Executive Officers, including the individual leadership, performance and efforts of each officer with respect to our achievement of these goals.  The following is a discussion of the material factors that were considered by the Board in determining what percentage of the annual incentive award would be paid based on individual performance:

Mr. H. Christopher Owings
United States Securities and Exchange Commission
June 23, 2011

Rolf A. Gafvert: In assessing Mr. Gafvert’s individual performance, the Board considered the leadership and strategic vision that he provided for the senior management team and overall employee group toward achieving the Partnership’s objectives in light of difficult market conditions.  In particular, the Partnership was able to continue to increase its distributions to its partners each quarter during 2010 and the growth capital projects that were underway were completed on time and under budget.

Jamie L. Buskill: In assessing Mr. Buskill’s performance, the Board considered his continued leadership of the finance and accounting organization, including maintaining effective communication with the investment community, effective cash management and the successful implementation of a new enterprise resource planning information system for the Partnership and its consolidated subsidiaries.

Brian A. Cody: In assessing Mr. Cody’s performance, the Board considered his leadership of the operations, engineering and information technology organizations, including completing several growth capital projects on time and under budget, maintaining a culture of safety and completing certain business process improvement initiatives.

Michael E. McMahon: In assessing Mr. McMahon’s performance, the Board considered his leadership of the legal and regulatory organizations, including the settlements of a significant legal matter and various claims arising in the course of constructing our expansion projects, as well as the handling of certain regulatory matters.

In light of these considerations, the Board approved the following payout of STI Awards for each Named Executive Officer ~~that were, on average, approximately 10% higher than the target amounts~~:

Name	% of Partnership Performance Award Earned	% of Individual Performance Award Earned	STI Award $	2010 Incentive Payout as % of Base Salary
Rolf A. Gafvert	80%	125%	$500,000	154%
Jamie L. Buskill	80%	164%	$275,000	92%
Brian A. Cody	80%	136%	$275,000	108%
Michael E. McMahon	80%	149%	$275,000	115%

Summary of Executive Compensation, page 99

9.
We note that you have disclosed summary compensation information for four of your named executive officers.  Please revise your disclosure to provide summary compensation information for your three most highly compensated executive officers other than the principal executive officer and principal accounting officer.  See Item 402(a)(3)(iii) of Regulation S-K.  In this regard, note that it is appropriate for you to include executive officers of your subsidiaries as named executive officers.   See Instruction 2 to Item 402(a)(3) of Regulation S-K.

Response:  For 2010, the Registrant’s Board of Directors reviewed its list of officers and determined that the Registrant only has four executive officers: Rolf A. Gafvert, Jamie L. Buskill, Brian A. Cody and Michael E. McMahon.  In making this determination, the Board considered all officers who receive total compensation of greater than $100,000, including the officers of the Registrant’s subsidiaries, and determined that no other officer has any policy making function with respect to the Registrant.  Accordingly, in accordance with Item 402(a)(3)(iii) of Regulation S-K, the Registrant has provided disclosures for its four executive officers.  Each year, the Board will continue to review and consider its list of executive officers.

10.  We note that in establishing short term incentive awards, each executive officer is assigned a target amount and that plan payouts can range from 0 to 200% of the target amount. With a view toward understanding how you arrived at the amounts disclosed in the summary compensation table, please disclose the percentage payouts applicable to each named executive officer.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
June 23, 2011

Response: The Registrant submits that in future filings it will provide the percentage used in determining the annual cash incentive compensation for each executive officer.  Please see the Registrant’s response to Comment 8 for more information.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
June 23, 2011

*  *  *

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although the Registrant is, of course, amenable to enhancing its disclosures in the context of the Comment Letter and the Staff’s follow-up comments, if any, these responses should not be considered an indication that the Registrant believes any disclosures in the captioned Form 10-K and Form 10-Q filings were inadequate or incorrect in any material aspect.

If you have any questions or further comments, please feel free to contact me at 713-479-8082.

Very truly yours,

By:         /s/ Jamie L. Buskill
Jamie L. Buskill
Senior Vice President, Chief Financial Officer and Treasurer